                            GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

April 4, 2011

Perry J. Hindin, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:           Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 29, 2011 by GAMCO Asset Management Inc.
File No. 001-08524

Dear Mr. Hindin:

GAMCO Asset Management Inc. (“GAMCO”) responds to your comment letter, dated April 1, 2011, concerning the Preliminary Proxy Statement filed by GAMCO and referenced above.  We are responding to your comments as numbered in your letter.  A revised preliminary proxy statement, as well as a red-lined version, reflecting changes from the earlier submission, are enclosed.  GAMCO appreciates your timely and careful review of our submission.

1.	In response to your comment, we have revised GAMCO’s proxy statement and proxy card to state specifically how unmarked proxy cards will be voted on each of the four proposals.

2.
We have revised the language on the proxy card to state how unmarked cards will be voted on each of the four proposals, and have deleted the language regarding unmarked cards with the name of a candidate written in as unnecessary.

3.	We have revised the “Other Matters” paragraph to refer to the description of proposals 2, 3 and 4 in the Company’s proxy statement.

4.	We have revised the proxy card with respect to proposal 4 to provide shareholders with a means to specify by boxes a choice among 1, 2, or 3 years, or abstain.

Finally, in response to your letter, please be advised that GAMCO acknowledges that:

•	GAMCO is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GAMCO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you require additional information.

Sincerely,

GAMCO Asset Management Inc.

_/s/ Peter D. Goldstein_________
By: Peter D. Goldstein
                   Director of Regulatory Affairs

Enclosures